SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

EXTRAORDINARY GENERAL MEETING
CALLED FOR MAY 28, 2026 AND POSTPONED TO JUNE 8, 2026

Consolidated Summary Report of Remote Voting

São Paulo, May 27, 2026 – Braskem S.A. (“Braskem”) (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), in compliance with CVM Resolution No. 81/22, as amended, hereby discloses to its shareholders and to the market in general the summary voting report consolidating the voting instructions received by Itaú Corretora de Valores S.A. (the “Bookkeeper”), the voting instructions received by B3 S.A. – Brasil, Bolsa, Balcão (the “Central Depositary”), and the voting instructions received directly by the Company, in connection with the Extraordinary General Meeting of the Company originally called for May 28, 2026 and postponed to June 8, 2026, pursuant to the Notice to Shareholders and Notice of Postponement and Call disclosed on May 26, 2026 on the Company’s website (https://www.braskem-ri.com.br/), as well as on the websites of the CVM (https://www.gov.br/cvm/en) and B3 (www.b3.com.br).

Pursuant to CVM Resolution No. 81/22, the voting instructions received and reflected in this consolidated voting report will remain valid and will be considered at the rescheduled meeting date.

Additional information may be obtained from the Investor Relations Department by phone at +55 (11) 3576-9531 or by email at braskem-ri@braskem.com.br.

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EXHIBIT I

Consolidated Summary Statement of Remote Voting

Code of the Resolution	Description of the Resolution	Vote	Number of Shares (Total)	Number of Shares (Common Shares)	Number of Shares (Preferred Class “A”)	Number of Shares (Preferred Class “B”)
Extraordinary General Meeting
1	Amendment of articles 1, 2, 4, 6, 7, 9, 10, 13, 15, 16, 24, 34, 35, 39, 42, 43, 45, 46, 47, 48, 50, 51 and 52, to improve, clarify and ensure consistent wording, renumbering and adjustments of cross-references.	ABSTAIN	104,822	100,238	4,581	3
		APPROVE	18,666,778	2,759,648	15,907,120	10
		REJECT	1,615	14	1,584	17
2	Amendment of articles 11, 12, 14, 17, 18, 19, 20, 21, 22, 23, 25, 26, 27, 28, 29, 30, 31, 32, 33, 36, 37, 38, 40, 41, 44 and 49, to reflect the provisions of the new Shareholders Agreement, pursuant to the Material Fact of April 23, 2026, and the new governance practices and improvements to be implemented, including the extension of the minimum period for convening and reviewing the list of competencies of the general meeting, the rules related to the composition, operation and list of competencies of the Board of Directors and the Executive Board, the incorporation into the bylaws of the Finance and Investment Committee; Strategy, Sustainability and Communication Committee; People and Organization Committee; Safety, Environment and Health Committee (SMS), which are thus also statutory; in addition to the simplification of the statutory discipline of the Statutory Compliance and Audit Committee – CAE, as well as to improve the wording and consistency adjustments with other changes.	ABSTAIN	101,949	100,168	1,781	-
		APPROVE	6,735,565	2,759,718	3,975,834	13
		REJECT	11,935,701	14	11,935,670	17

2

3	Due to the changes resolved in the items above, to resolve on the consolidation of the Companys Bylaws, including renumbering articles and paragraphs as applicable.	ABSTAIN	105,291	100,167	5,124	-
		APPROVE	18,666,308	2,759,718	15,906,577	13
		REJECT	1,616	15	1,584	17
4	Once the amendment to the bylaws of the term of office of the Board of Executive Officers contained in item 1.2 of the agenda of the Management Proposal is approved, authorize the Board of Directors of the Company to anticipate the end of the current term of office of the Executive Board (until 2027) and the beginning of a new term of office of two (2) years, in order to coincide with the term of office of the Board of Directors started as of the election at the AGM of 29 April 2026.	ABSTAIN	105,134	100,167	4,967	-
		APPROVE	18,666,264	2,759,719	15,906,532	13
		REJECT	1,817	14	1,786	17
5	Do you wish to request the cumulative voting for the election of the board of directors, under the terms of art. 141 of Law 6,404, of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the cumulative voting request).	ABSTAIN	14,784,699	100,167	14,684,532	-
		APPROVE	2,911,066	2,759,709	151,344	13
		REJECT	1,077,450	24	1,077,409	17

3

6	Nomination of all the names that compose the slate (the votes indicated in this section will be disregarded if the shareholder with voting rights fills in the fields present in the separate election of a member of the board of directors and the separate election referred to in these fields takes place). - Eleição Majoritária	ABSTAIN	726,434	100,238	626,196	-
		APPROVE	6,280,050	2,758,255	3,521,782	13
		REJECT	11,766,731	1,407	11,765,307	17
7	If one of the candidates that composes your chosen slate leaves it, can the votes corresponding to your shares continue to be conferred on the same slate?	ABSTAIN	1,279,838	100,238	1,179,600	-
		APPROVE	2,904,980	2,752,648	152,319	13
		REJECT	14,588,397	7,014	14,581,366	17
8	In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the members of the slate that you´ve chosen? [If the shareholder chooses ”yes” and also indicates the ”approve” answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to ”abstain” and the election occurs by the cumulative voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting.	ABSTAIN	15,044,963	100,197	14,944,756	10
		APPROVE	3,727,952	2,759,703	968,229	20
		REJECT	300	-	300	-

4

10	Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, I, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses “no” or “abstain”, his/her shares will not be computed for the request of a separate election of a member of the board of directors).	ABSTAIN	100,468	100,468	-	-
		APPROVE	9,894	9,894	-	-
		REJECT	2,749,281	2,749,281	-	-
11	If it is found that neither the holders of voting shares nor the holders of non-voting preferred shares or those with restricted voting rights have complied, respectively, with the quorum required in items I and II of paragraph 4 of article 141 of the Brazilian Corporation Law, you wish that your vote be aggregated to the votes of the non-voting shares in order to elect to the Board of Directors the candidate with the same number of votes. the highest number of votes among all those who, appearing in this Ballot, run for election separately?	ABSTAIN	100,267	100,267	-	-
		APPROVE	2,757,982	2,757,982	-	-
		REJECT	1,651	1,651	-	-

5

12	Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, II, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses “no” or “abstain”, his/her shares will not be computed for the request of a separate election of a member of the board of directors).	ABSTAIN	14,318,467	-	14,318,467	-
		APPROVE	48,633	-	48,606	27
		REJECT	938,847	-	938,844	3
13	If it is found that neither the holders of voting shares nor the holders of preferred shares without voting rights or with restricted voting rights have complied, respectively, with the quórum required in items I and II of paragraph 4 of article 141 of Law No. 6,404, of 1976, you wish that your vote be aggregated to the votes of the shares with voting rights in order to elect the candidate to the board of directors with the highest number of votes among all those who, appearing on this remote ballot paper, run for election separately?	ABSTAIN	1,318,805	-	1,318,802	3
		APPROVE	13,771,937	-	13,771,910	27
		REJECT	820,223	-	820,223	-
14	Replacement of effective and alternate members of the Companys Fiscal Council.	ABSTAIN	722,858	100,096	622,762	-
		APPROVE	17,960,542	2,759,790	15,200,739	13
		REJECT	89,815	14	89,784	17

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Código da Deliberação	Descrição da Deliberação	Nome do Candidato	Quantidade de Ações Total	Quantidade de Ações (Ordinárias)	Quantidade de Ações (Preferenciais "A")	Quantidade de Ações (Preferenciais "B")
Extraordinary General Meeting
9	View of all the candidates that compose the slate to indicate the cumulative voting distribution.	FERNANDO SABBI MELGAREJO / RODRIGO TIRADENTES MONTECCHIARI	3,407,366	2,750,066	657,300	-
		HELIO BAPTISTA NOVAES	2,846,891	2,751,258	95,633	-
		ISABELLA SABOYA DE ALBUQUERQUE (MEMBRO EFETIVO INDEPENDENTE)	3,616,679	2,751,171	865,491	17
		LUCIANO GALVAO COUTINHO	2,852,499	2,756,866	95,633	-
		MAGDA MARIA DE REGINA CHAMBRIARD / ANDRE DA COSTA SANTOS	3,513,226	2,756,971	756,235	20
		MARIA LETICIA DE FREITAS COSTA (MEMBRO EFETIVO INDEPENDENTE)	3,614,303	2,751,111	863,175	17
		OCTAVIO CORTES PEREIRA LOPES	2,848,049	2,750,066	97,983	-
		OLAVO BENTES DAVID / JULIO CEZAR JERONIMO DOS SANTOS	3,404,514	2,749,866	654,648	-

7

PAULO ROBERTO BRITTO GUIMARAES (MEMBRO EFETIVO INDEPENDENTE) / ANDREA BARCELLOS DE ARAGAO	3,612,825	2,749,866	862,959	-
WALTER SUSINI	2,845,499	2,749,866	95,633	-
WILLIAM FRANCA DA SILVA / EDMUNDO JOSE CORREIA AIRES	3,403,414	2,749,866	653,548	-

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.